Exhibit 99.2

 HIMALAYA SHIPPING LTD.
NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS
Thursday, August 10, 2023

NOTICE IS HEREBY given that the Annual General Meeting (the “AGM”) of the shareholders (the “Shareholders”) of Himalaya Shipping Ltd. (the “Company”) will be held on Thursday, August 10, 2023 at 10:00 a.m. at the Company’s Registered Office located at 2nd Floor, The S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton HM 11, Bermuda and electronically via Microsoft Teams, for the following purposes, all of which are more completely set forth in the accompanying information statement:

To receive the audited consolidated financial statements of the Company for the year ended December 31, 2022.

To consider the following Company proposals:

1.	To set the maximum number of Directors to be not more than seven.

2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such vacancies as and when it deems fit.

3.	To re-elect Mr Bjørn Isaksen as a Director of the Company.

4.	To re-elect Mr Carl Erik Steen as a Director of the Company.

5.	To re-elect Ms Georgina E. Sousa as a Director of the Company.

6.	To re-elect Ms Mi Hong Yoon as a Director of the Company.

7.	To re-elect Ms Jehan Mawjee as a Director of the Company.

8.	To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.

9.	To approve remuneration of the Company’s Board of Directors (the “Board”) of a total amount of fees not to exceed US$370,000 for the year ending December 31, 2023.

By Order of the Board of Directors

Mi Hong Yoon
Secretary
Dated:  June 16, 2023

Notes:
1.
The Board has fixed the close of business on June 27, 2023, as the record date for the determination of the shareholders entitled to receive notice of and to vote at the AGM or any adjournment thereof.

2.
No Shareholder shall be entitled to attend unless written notice of the intention to attend and vote in person* or by proxy, together with the power of attorney or other authority (if any) under which it is signed, or a copy of that power of attorney certified by a notary public, is sent to the Company Secretary, to reach the Registered Office by not later than 48 hours before the time for holding the AGM.

* At the time of publication of this Notice, it is anticipated that the AGM will proceed as a hybrid meeting, which means the Shareholders are able to join and participate in the meeting either physically in person at the Registered Office (to the extent it is permitted in accordance with government guidance, which may change after the publication of this Notice), or via electronic remote participation.  We strongly encourage Shareholders to participate remotely and submit a proxy electronically.

3.
If a Shareholder chooses to attend the AGM remotely, please contact the Company Secretary at my@himalaya-shipping.com no later than 48 hours prior to the AGM, who will provide the Microsoft Teams link and dial in numbers in advance of the AGM.  Additionally, please pre-submit any questions to the Board and these will be answered at the AGM.

4.	Each of the resolutions set out above will require the affirmative vote of a simple majority of the votes cast.

5.	A Form of Proxy is enclosed for use by holders of shares registered in Norway in connection with the business set out above.

The following information is applicable to holders of shares registered in the United States only:

We are pleased to allow companies to furnish proxy materials to their shareholders via the internet.  We believe that this e-proxy process will expedite shareholders’ receipt of proxy materials and lower the costs and reduce the environmental impact of our Annual General Meeting.  Accordingly, we will mail to our shareholders of record and beneficial owners instructions on how to access the attached proxy statement via the Internet and how to vote online.

YOUR VOTE IS IMPORTANT.  PLEASE VOTE YOUR SHARES PROMPTLY.  TO VOTE YOUR SHARES, IF YOU ARE A SHAREHOLDER REGISTERED IN THE UNITED STATES YOU CAN USE THE INTERNET AS DESCRIBED IN PROXY MATERIALS, IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; CALL THE TOLL-FREE TELEPHONE NUMBER AS DESCRIBED IN THE ATTACHED PROXY STATEMENT AND ON YOUR PROXY CARD; OR COMPLETE, SIGN AND DATE YOUR PROXY CARD AND RETURN YOUR PROXY CARD BY MAIL.

INFORMATION CONCERNING SOLICITATION AND VOTING FOR THE ANNUAL GENERAL MEETING OF THE SHAREHOLDERS (THE “MEETING’) OF HIMALAYA SHIPPING LTD. TO BE HELD ON AUGUST 10, 2023.

PRESENTATION OF FINANCIAL STATEMENTS

In accordance with Section 84 of the Bermuda Companies Act 1981, as amended (the “Companies Act”), the audited consolidated financial statements of the Company for the year ended December 31, 2022, will be presented at the Meeting.  These statements have been approved by the Directors (as defined below) of the Company.  There is no requirement under Bermuda law that such statements be approved by the Shareholders, and no such approval will be sought at the Meeting.

The Company’s audited consolidated financial statements are available on our website at www.himalaya-shipping.com.  Shareholders can request a hard copy free of charge upon request by writing to us at: 2nd Floor, S.E. Pearman Building, 9 Par-la-Ville Road, Hamilton, HM 11, Bermuda, or send an e-mail to: al@himalaya-shipping.com.  The audited consolidated financial statements of the Company for the year ended December 31, 2022, have been provided to Shareholders via the internet as described above.

COMPANY PROPOSALS

PROPOSALS 1 and 2 – MAXIMUM NUMBER OF DIRECTORS AND
VACANCIES IN THE NUMBER OF DIRECTORS

It is proposed, in accordance with Bye-law 98, that the maximum number of Directors is seven.  It is further proposed, in accordance with Bye-law 98, vacancies in the number of Directors be designated casual vacancies and that the Board of Directors be authorized to fill such casual vacancies as and when it deems fit.  Any director appointed to fill such a casual vacancy shall hold office until the next Annual General Meeting following his or her election or until his or her successor is elected.

PROPOSALS 3, 4, 5, 6 and 7 – ELECTION OF DIRECTORS

The Board has nominated the five persons listed below for re-election as Directors of the Company, all of whom are presently members of the Board of Directors.

A majority of the nominees are independent under both the New York Stock Exchange ("NYSE") corporate governance listing standards and the Norwegian Code of Practice for Corporate Governance (the “Code”). To be considered independent, a director must have no disqualifying relationships, as defined by the NYSE, and the Board must have affirmatively determined that he or she has no material relationships with the Company, either directly or as a partner, shareholder or officer of another organization that has a relationship with the Company. The Board, having reviewed the relevant relationships between the Company and each director, determined, in accordance with the NYSE’s listing standards and the Code, that each non-executive director who serves on the Audit Committee, Mr Steen, Ms Sousa and Ms Mawjee, meets the independence standards for directors established by the NYSE’s listing standards and the Code, and accordingly is independent.

The below information in the Board Diversity Matrix was provided by the nominees.  Two members self-identify as male and three self-identify as female, including two who self-identify as underrepresented individuals based on national, racial, ethnic, indigenous, cultural, religious, or linguistic identity in the home country jurisdictions.

Board Diversity Matrix (as of 15th June 2023)
Country of Principal Executive Offices				Bermuda
Foreign Private Issuer				Yes
Disclosure Prohibited Under Home Country law				No
Total # of Directors				5
Part I: Gender Identity
	Female	Male	Non- Binary	Did Not Disclose Gender
Directors	3	2	-	-
Part II: Demographic Background
Underrepresented individual in Home Country Jurisdiction	2
LGBTQ+	-
Did not disclose Demographic Background	-

As provided in the Company's Bye-laws (the “Bye-laws”), each Director is elected at each annual general meeting of Shareholders and shall hold office until the next annual general meeting following his or her election or until his or her successor is elected.

Nominees for Election to the Company's Board of Directors

Information concerning the nominees for selection as Directors of the Company is set forth below:

Name	Age	Director since	Position with the Company

Bjørn Isaksen	39	2021	Director and Chairman

Carl E. Steen	72	2021	Director and Audit Committee Member

Georgina E. Sousa	73	2021	Director and Audit Committee Member

Mi Hong Yoon	52	2022	Director and Secretary

Jehan Mawjee	35	2022	Director and Audit Committee Chair

Bjørn Isaksen has served as a Director since 2 June 2021 and has served as Chairman of the Board since March 2023. Isaksen was employed by ABG Sundal Collier Ltd. as a partner from 2005 until 2014. Isaksen has been employed by Magni Partners since 2014. Isaksen is a Norwegian citizen and a resident in the UK.

Carl Steen has served as a director since September 2021 and currently serves on our Audit Committee.  From August 2021 until the completion of Golar LNG Partners LP (GMLP)’s merger with New Fortress Energy Inc., Mr. Steen has also served as a director of GMLP.  Mr. Steen graduated in 1975 from ETH Zurich Switzerland with a M. Sc in Industrial and Management Engineering.  After working for a number of high-profile companies, Mr. Steen joined Nordea Bank from January 2001 to February 2011 as head of the bank’s Shipping, Oil Services & International Division.  Mr. Steen holds directorship positions in various Norwegian and international companies including Golar LNG Limited, Wilhelmsen Holding ASA and Belships ASA.

Georgina E. Sousa was appointed as a director in June 2021 and serves on our Audit Committee.  She currently serves as a director of Golar LNG Limited. Ms. Sousa was employed by Golar Management (Bermuda) Limited (GMBL) as Managing Director from January 2019 until her retirement in March 2022. She previously served as a director of Borr Drilling Limited, 2020 Bulkers Ltd., Frontline Ltd., North Atlantic Drilling Ltd., Sevan Drilling Limited, Northern Drilling Ltd., Flex LNG Ltd., and Seadrill Limited. Ms. Sousa served as secretary for all the above-mentioned companies at various times during the period between 2005 and 2018.  Prior to joining GMBL, Ms. Sousa was employed by Frontline Ltd. as Head of Corporate Administration from February 2007 until December 2018 and was Vice-President Corporate Services of Consolidated Services Limited, a Bermuda Management Company, having joined the firm in 1993 as Manager of Corporate Administration. Ms. Sousa is a UK citizen and resides in Bermuda.

Mi Hong Yoon was appointed as a director and secretary on May 23, 2022.  Ms. Yoon is a Managing Director of Golar Management (Bermuda) Limited since February 2022.  Prior to this role, she was employed by Digicel Bermuda as Chief Legal, Regulatory and Compliance Officer from March 2019 until February 2022 and also served as Senior Legal Counsel of Telstra Corporation Limited’s global operations in Hong Kong and London from 2009 to 2019.  Ms. Yoon graduated from the University of New South Wales with a Bachelor of Law degree (LLB) and earned a Master’s degree (LLM) in international economic law from the Chinese University of Hong Kong. Current directorships and management positions include, Borr Drilling Limited (Director and Secretary), Golar LNG Limited (Secretary), 2020 Bulkers Ltd. (Secretary) and Cool Company Ltd. (Director and Secretary).  Ms. Yoon is an Australian citizen and a resident of Bermuda.

Jehan Mawjee has been a member of our Board of Directors and Chair of Audit Committee since December 19, 2022. Ms. Mawjee has been employed as Chief Accounting Officer of Borr Drilling Limited since April 2021. She previously served in various accounting roles at Golar LNG Limited from 2015 to 2021 and at KPMG from 2012 to 2015. Ms. Mawjee is a Chartered Accountant and holds a Master of Professional Accounting degree from the University of Saskatchewan as well as an Honours Degree in Applied Economics from Queen’s University. Ms. Mawjee is a Canadian citizen and a resident of the U.K.

PROPOSAL 8 – RE-APPOINTMENT OF INDEPENDENT AUDITORS

At the Meeting, the Board will ask the Shareholders to approve the re-appointment of PricewaterhouseCoopers AS of Oslo, Norway as the Company's independent auditors and to authorise the Board to determine the auditors’ remuneration.

Audit services provided by PricewaterhouseCoopers AS in fiscal year 2023 included the examination of the consolidated financial statements of the Company and its subsidiaries.

PROPOSAL 9– TO APPROVE DIRECTORS’ REMUNERATION

At the Meeting, the Board will ask that the Shareholders to approve remuneration of the Company’s Directors of a total amount of fees not to exceed US$370,000 for the year ending December 31, 2023.

OTHER BUSINESS

Management knows of no business that will be presented for consideration at the Annual General Meeting other than that stated in the Notice of Annual General Meeting.

By Order of the Board of Directors

Mi Hong Yoon
Secretary

Hamilton, Bermuda
Date: June 16, 2023

Himalaya Shipping Ltd. (the “Company”)
Form of Proxy for use at Annual General Meeting to be held on August 10, 2023.

I/We

Of

being (a) holder(s) of	Ordinary Shares of US$1.00 each of the above-named

Company on the record date of June 27, 2023 hereby appoint the duly appointed Chairman of the meeting or to act as my/our proxy at the Annual General Meeting of the Company to be held on August 10, 2023 or at any adjournment thereof, and to vote on my/our behalf as directed below.

Please indicate with an X in the spaces provided how you wish your vote(s) to be cast on a poll.  Should this card be returned duly signed, but without a specific direction, the proxy will vote or abstain at his discretion.

Proposals		For	Against	Abstain
1.	To set the maximum number of Directors to be not more than seven.
2.	To resolve that vacancies in the number of Directors be designated as casual vacancies and that the Board of Directors be authorized to fill such casual vacancies as and when it deems fit.
3.	To re-elect Bjørn Isaksen as a Director of the Company.
4.	To re-elect Carl Erik Steen as a Director of the Company.
5.	To re-elect Georgina E. Sousa as a Director of the Company.
6.	To re-elect Mi Hong Yoon as a Director of the Company.
7.	To re-elect Jehan Mawjee as a Director of the Company
8.	To re-appoint PricewaterhouseCoopers AS as auditors and to authorize the Directors to determine their remuneration.
9.	To approve remuneration of the Company’s Board of Directors of a total amount of fees not to exceed US$370,000 for the year ending December 31, 2023.

Date	Signature

Notes:
1.	A Shareholder entitled to attend and vote at a meeting may appoint one or more proxies to attend and, on a poll, vote instead of him.
2.	Proxies appointed by a single Shareholder need not all exercise their vote in the same manner.
3.
In the case of joint holders, the vote of the senior who tenders a vote, whether in person or by proxy, will be accepted to the exclusion of the votes of the other joint holders.  For this purpose, seniority is determined by the order in which the names stand in the Register of Members.

4.	In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by a duly authorized officer or attorney.
5.
If it is desired to appoint by proxy any person other than the Chairman of the Meeting, his/her name should be inserted in the relevant place, reference to the Chairman deleted and the alteration initialled.

6.	This proxy should be completed and sent to the following address by not later than 48 hours before the time for holding the meeting.

DNB Bank ASA
Registrars Dept.
Postboks 1600 Sentrum
0021 Oslo, Norway
Tel:  +47 23 26 80 16
Or via e-mail to:  vote@dnb.no